

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via E-mail</u>
Mr. Paul Oldham
Chief Financial Officer
Electro Scientific Industries, Inc.
13900 N.W. Science Park Drive
Portland, Oregon 97229

      Re: Electro Scientific Industries, Inc.
              Form 10-K for the Year Ended March 30, 2013
              Filed June 12, 2013
              File No. 000-12853

Dear Mr. Oldham:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Brian Cascio

                                                  Brian Cascio
                                                  Accounting Branch Chief